July 13, 2017

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:     Kathleen Collins
Rebekah Lindsey
Mitchell Austin
Jan Woo

Re:    Aerohive Networks, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 24, 2017
Form 8-K furnished May 3, 2017
File No. 001-36355

Ladies and Gentlemen:

Aerohive Networks, Inc. (“Aerohive,” “we,” “our,” or the “Company”) submits this letter in response to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 5, 2017 (the “Comment Letter”), relating to the above-referenced Annual Report on Form 10-K for fiscal year ended December 31, 2016 and Current Report on Form 8-K furnished on May 3, 2017. For your convenience, we have recited below the Staff’s comments in italicized, bold type and have followed each comment with the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2016

Business

Customers

U.S. Securities and Exchange Commission
July 13, 2017

1.
Please disclose the names of any value-added distributor that accounts for 10% or more of your revenues and discuss the material terms of your agreements with such distributors. On page 74, you disclose that two value-added distributors accounted for 14.9% and 12.2% of your revenues for fiscal 2016. Additionally, on page 8 of your Form 10-Q for the quarterly period ended March 31, 2017, you disclose that a value-added distributor accounted for 19.6% of your revenues for that period. See Item 101(c)(1)(vii) of Regulation S-K.

The Company respectfully advises the Staff that the Company sells its products primarily to channel partners, which include value-added distributors (VADs) and value-added resellers (VARs). The Company ordinarily enters into channel partner agreements in the normal course of business. The VADs and the VARs are the Company’s direct customers and not end-user customers that purchase the Company’s products and services directly or indirectly from such VADs and VARs. With respect to disclosing the names of any channel partner that accounted for 10% or more of the Company’s total revenue in a reported period, the Company respectfully advises the Staff that the Company does not believe that such information is material or helpful to an investor. The percentages the Company provided related to two VADs who stock Company’s products and further sell them to other resellers or end-users. No single reseller or end-user customer accounted for more than 10% of the Company’s total revenue for any reported period.

The Company’s channel partners do not determine the ultimate demand for a particular product; rather, demand is determined by the reseller or the end-user customer through its purchases of the Company’s products. Should any of the channel partners terminate its relationship with the Company, or otherwise experience disruption, voluntary or involuntary, in its ability to sell the Company’s products to resellers, the resellers could purchase the Company’s products directly from the Company or another channel partner that services the respective markets where the Company’s products are being sold. As such, the loss of any individual channel partner, even one accounting for 10% or more of our consolidated revenue in a particular reporting period, would not be expected to have a material adverse effect on the financial condition or operations of the Company or its subsidiaries taken as a whole.

The Company enters into distribution agreements in the normal course of business and has consistent contractual terms with its channel partners in all material respects. The Company believes that the termination of any particular distribution agreement would not be expected to have a material adverse effect on its financial results and that alternative distributors and other distribution channels exist to deliver the Company’s products to its end-customers. Therefore, the Company believes that additional disclosure regarding the identity of its channel partners or the terms of its agreements with the referenced channel partners is neither material to investors nor required to be included in the Company’s periodic reports under Item 101(c)(1)(vii).

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 57

U.S. Securities and Exchange Commission
July 13, 2017

2.	Please revise your future filings to disclose the factors contributing to significant fluctuations in your measure of Days Sales Outstanding.

The Company advises the Staff that in the event of significant future fluctuations in the Company’s measure of Days Sales Outstanding the Company will disclose in future filings the factors contributing to such fluctuations.

Form 8-K furnished May 3, 2017

3.
You disclose a number of non-GAAP measures in your earnings call which are also identified in your Item 2.02 Form 8-K filings. Please revise to separately reconcile each non-GAAP measure disclosed in your filing or discussed in your earnings call pursuant to Item 100 of Regulation G.

In response to the Staff’s comment, the Company supplementally provides as Exhibit A additional reconciliation of the GAAP to Non-GAAP Financial Measures furnished on Form 8-K filed May 3, 2017 or discussed in our earnings call on May 3, 2017, which illustrates our intended additions in future Form 8-K filings to the Reconciliation of GAAP to Non-GAAP Financial Measures table included as an exhibit to Item 2.02 to comply with Item 100 of Regulation G.

Please direct any questions regarding the Company’s responses to me at (408) 585-6209 or jritchie@aerohive.com.

Sincerely,

/s/ John Ritchie

John Ritchie
Senior Vice President, Chief Financial and Chief Operating Officer
Aerohive Networks, Inc.

cc:	David K. Flynn, Aerohive Networks, Inc.

Steve Debenham, Aerohive Networks, Inc.
Mark Baulder, Esq., Wilson Sonsini Goodrich & Rosati
Deloitte and Touche LLP.

U.S. Securities and Exchange Commission
July 13, 2017

Exhibit A
AEROHIVE NETWORKS, INC.
Reconciliation of GAAP to Non-GAAP Financial Measures
(unaudited; in thousands, except share and per share amounts)

	Three Months Ended March 31,
	2017		2016
	Amount	Margin	Amount	Margin
Gross Profit and Gross Margin Reconciliations:
GAAP gross profit	$24,439	67.2%	$26,786	66.8%
Stock-based compensation	271	0.8%	272	0.6%
Amortization of internal use software	35	0.1%	35	0.1%
Restructuring charges	51	0.1%	—	—
Non-GAAP gross profit	$24,796	68.2%	$27,093	67.5%

Product Gross Profit and Product Gross Margin Reconciliations:
GAAP product gross margin	$18,134	67.5%	$22,017	67.8%
Stock-based compensation	51	0.2%	17	0.1%
Restructuring charges	51	0.2%	—	—
Non-GAAP product gross margin	$18,236	67.9%	$22,034	67.9%

Software Subscription and Services Gross Profit and Software Subscription and Services Margin Reconciliations:
GAAP software subscription and services gross margin	$6,305	66.5%	$4,769	62.2%
Stock-based compensation	220	2.3%	255	3.3%
Amortization of internal use software	35	0.4%	35	0.4%
Non-GAAP software subscription and services gross margin	$6,560	69.2%	$5,059	65.9%

Operating Loss and Operating Margin Reconciliations:
GAAP operating loss	$(8,847)	(24.3)%	$(12,387)	(30.9)%
Stock-based compensation	3,553	9.8%	4,896	12.2%
Amortization of internal use software	35	0.1%	35	0.1%
Restructuring charges	1,327	3.6%	—	—
Charges related to securities litigation	—	—	1,376	3.4%
Non-GAAP operating loss	$(3,932)	(10.8)%	$(6,080)	(15.2)%

	Amount	Per share	Amount	Per share
Net Loss and Net Loss per Share Reconciliations:
GAAP net loss	$(9,019)	$(0.17)	$(12,523)	$(0.25)
Stock-based compensation	3,553	0.07	4,896	0.09
Amortization of internal use software	35	—	35	—
Restructuring charges	1,327	0.02	—	—
Charges related to securities litigation	—	—	1,376	0.03
Non-GAAP net loss	$(4,104)	$(0.08)	$(6,216)	$(0.13)

Shares Used in Computing non-GAAP Basic and Diluted Net Loss per Share
Weighted average shares used in computing net loss per share	52,439,039		49,140,340

U.S. Securities and Exchange Commission
July 13, 2017

	Amount	% of Revenue	Amount	% of Revenue
Operating Expenses Reconciliations:
GAAP research and development	$9,550	26.3%	$10,210	25.4%
Stock-based compensation	(688)	(1.9)%	(1,345)	(3.3)%
Restructuring charges	(838)	(2.3)%	—	—
Non-GAAP research and development	$8,024	22.1%	$8,865	22.1%

GAAP sales and marketing	$17,439	48.0%	$21,068	52.5%
Stock-based compensation	(1,294)	(3.6)%	(1,768)	(4.4)%
Restructuring charges	(243)	(0.7)%	—	—
Non-GAAP sales and marketing	$15,902	43.7%	$19,300	48.1%

GAAP general and administrative	$6,297	17.3%	$7,895	19.7%
Stock-based compensation	(1,300)	(3.6)%	(1,511)	(3.8)%
Restructuring charges	(195)	(0.5)%	—	—
Charges related to securities litigation	—	—	(1,376)	(3.4)%
Non-GAAP general and administrative	$4,802	13.2%	$5,008	12.5%

GAAP operating expenses	$33,286	91.6%	$39,173	97.6%
Stock-based compensation	(3,282)	(9.1)%	(4,624)	(11.5)%
Restructuring charges	(1,276)	(3.5)%	—	0.0%
Charges related to securities litigation	—	—	(1,376)	(3.4)%
Non-GAAP operating expenses	$28,728	79.0%	$33,173	82.7%